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To:	Office of International Corporation Finance, SEC	**Date:**	10 June, 2002
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Please find following a Stock Exchange Announcement recently released.

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JUN 13 2002

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Barbara Child

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10 June 2002

Centrica signs long-term European gas supply agreement

Centrica plc today announced that its subsidiary British Gas Trading Limited (British Gas) has secured its first long-term European gas supply contract. The agreement, with Norwegian gas and oil producer Statoil ASA (Statoil), is linked to UK gas prices.

Under the 10-year agreement, 5 billion cubic metres of natural gas will be delivered each year to British Gas, equivalent to more than 10 per cent of its current demand. The gas is due to be delivered to the UK from 1 October 2005.

As a consequence of the contract with Centrica, Statoil confirmed today that it is evaluating several possibilities for new pipeline links to increase future delivery capacity to the UK. Currently, a single pipeline delivers gas from the extensive integrated transport and production system on the Norwegian Continental Shelf to the UK market.

Roy Gardner, Chief Executive of Centrica, said: "We are very pleased to have reached this ground-breaking agreement with Norway's leading producer and trader, with price linked to the UK gas market rather than to world oil prices.

"This is good news for our customers too, because it secures a long-term and stable supply of gas through to 2015 and is expected to lead to additional gas transportation capacity from Norway to the UK."

Mr. Peter Mellbye, Statoil's Executive Vice President for Natural Gas said: "This deal secures a good commercial outlet for Statoil's gas and is therefore key to the future development of new gas fields to increase supplies into Europe.

"The UK is a target market for Statoil due to the increasing need for gas supply. Furthermore, this sale underpins the possibility for additional gas transport pipelines from Norway into the UK."

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

Notes:

1. Centrica plc trades in Britain under the British Gas, AA, Goldfish and One.Tel brands.

2. Statoil is a major integrated oil and gas company headquartered in Stavanger, Norway. Statoil is the leading producer and trader of gas from Norwegian fields and a key supplier of gas to Europe. Statoil is also the marketer of Norway's state owned oil and gas volumes.